UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 29, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Subsidiary Radishbo-ya Co., Ltd.’s Extraordinary Losses and Earnings Forecast Revisions

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

March 29, 2012

Notice Regarding Subsidiary Radishbo-ya Co., Ltd.’s Extraordinary Losses and Earnings Forecast Revisions

NTT DOCOMO, INC. (“NTT DOCOMO”) announced that the Board of Directors of our subsidiary Radishbo-ya Co., Ltd. (Code Number: 3146, JASDAQ Standard Market of the Osaka Securities Exchange) decided to book extraordinary losses and to revise its earnings forecast on March 29, 2012. Please see the attachment.

The impact on NTT DOCOMO’s consolidated financial performance in the fiscal year ending March 2012 is likely to be minimal.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

END

March 29, 2012
For immediate release
Company Name: Radishbo-ya Co., Ltd.
Representative: Daisuke Ogata, Chief Executive Officer
(Code No.: 3146)
Inquiries: Jiro Akita, Executive Managing Director

Notice Concerning Extraordinary Losses and Revision of Earnings Forecast

Radishbo-ya Co., Ltd. (the “Company”) expects to book extraordinary losses for the fiscal year ended February 29, 2012. In addition, the Company has decided to revise the earnings forecast for the fiscal year ended February 29, 2012 (March 1, 2011 through February 29, 2012), which was originally announced on January 10, 2012, based on recent performance trends.

•	Revision of Earnings Forecast

Revision of non-consolidated full-year earnings forecast for the fiscal year ended February 29, 2012 (March 1, 2011 through February 29, 2012)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(Yen Sen)
Previous Forecast (A)	22,702	265	306	2	0.33
Revised Forecast (B)	22,046	299	319	(95)	(14.09)
Change (B-A)	(656)	33	13	(97)	—
Change (%)	(2.9)	12.6	4.3	—	—
(Ref.) Previous year results (Fiscal year ended February 28, 2011)	22,014	261	294	82	11.95

•	Description of Extraordinary Losses

The Company expects to book extraordinary losses of ¥78 million for a loss on disposal of fixed assets, where changes in the system environment and business conditions have made continuing use and development of a portion of the software booked in the software suspense account difficult, and of ¥67 million for various expenses related to the tender offer by NTT DOCOMO, INC.

•	Reason for Revision

The downward revision of net sales reflects the impact of a slowdown in sales of subscription deliveries of fresh vegetable assortments resulting from the Great East Japan Earthquake and the subsequent problems with radiation, etc. arising from the accident at the Fukushima No. 1 nuclear power plant. As a result, net sales is expected to decrease by ¥656 million to ¥22,046 million.

The upward revisions for operating income and ordinary income reflect a reduction in aggressive sales measures in the first half of the year due to the impact of the earthquake, which enabled the Company to reduce sales and general administrative expenses, particularly its sales expense. This is expected to result in a ¥33 million increase in operating income, to ¥299 million, and a ¥13 million increase in ordinary income, to ¥319 million.

In addition, as noted above, extraordinary losses will be booked resulting from a loss on disposal of fixed assets, and the forecast for net income has been lowered by ¥97 million from the previous forecast, to negative ¥95 million.

(Note): The above earnings forecast is based on information obtainable as of the date of this announcement, and actual results going forward may vary from the figures forecast due to a variety of factors.

END